RECD S.E.C.
MAR 5 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

PE

March 5, 2002

VIVENDI ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

PROCESSED
MAR 0 8 2002
THOMSON
FINANCIAL

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

VIVENDI
Environnement

March 4th, 2002

PRESS RELEASE

Strong performance despite challenging conditions

Results in line with projections

Continued growth

Adjustment of goodwill for Water division assets in the United States

Increase in recurring net income confirmed

- Revenue: +10.9% to €29.1 billion, including internal growth of 7.5%
- Operating income : +7.5% to €2,053 million
- Cash flow from operations: +17% to €2,455 million
- Non-recurring goodwill write-off: €2,653 million
- Recurring net income: +23% to €420 million; Net loss: €2,252 million
- Net dividend proposed at Shareholders Meeting: €0.55 per share.
  Payment beginning of May 2002

The Supervisory Board, chaired by Jean-Marie Messier, met on March 4, 2002 to examine Vivendi Environnement's financial statements for 2001.

Strong revenue growth in line with targets

2001 was again a year of strong growth for the company within the context of a weakening economy. This performance demonstrates the company's resilience and growth potential.

Revenue for Vivendi Environnement increased 10.9% to €29.1 billion in 2001, primarily due to strong internal growth of 7.5% generated both in France and internationally. The remaining growth was mainly due to the implementation of the Dalkia-EDF partnership concluded in 2000 and, to a lesser extent, selective, medium-sized acquisitions.

This performance was achieved within the context of challenging economic conditions. The slowdown was felt particularly in the United States and especially in the second half of the year. It had a direct impact on certain activities of the Water (equipment sales) and Waste Management divisions.

Revenue generated outside of France was €16.8 billion for 2001, accounting for 57.5% of total revenue.

Growth strategy reinforced by further commercial success

Vivendi Environnement was awarded numerous new contracts with both municipal and industrial customers, including several contracts won by combining the services provided by Vivendi Environnement's various divisions. This sales performance confirms the success of the company's strategy and the growth potential of its markets.

The latest achievements in municipal outsourcing demonstrate the company's ability to capitalize on the international positions it has built over the past few years to win new contracts in each division: Water (Prague), Waste Management (Sheffield in the U.K and Singapore), Energy Services (Baltic countries) and Transportation (Maastricht).

Since 1997, Vivendi Environnement has been developing an active approach to target industrial customers. In 2001, this approach showed its benefits with several major contracts for industrial outsourcing in high-value-added activities. Contracts were won in France (Millennium) as well as outside of France (Hynix) and also included integrated multi-service contracts (Usinor).

The company continued its approach of making targeted acquisitions to consolidate its leadership position in certain regions (acquisition of Marius Pedersen in Scandinavia and the Czech Republic), to improve its territorial coverage (acquisition of Siram in Italy), and to move into new regions (acquisition of Yellow Transportation in the United States).

Improved operating performance in a weakening economy

With the goal of presenting its accounts in line with international practices, Vivendi Environnement has opted to present its 2001 income statement by function rather than by category of expense (see appendix for a description of the changes in accounting method and presentation). To enable a full comparison to be made with previous fiscal years, Vivendi Environnement presents both operating income and EBIT for 2001.

As projected, operating income rose 7.5% year on year from €1,910 million in 2000 to €2,053 million in 2001. EBIT increased 22% over the same period to €2,013 million.

In Water, despite the difficult U.S. economic environment, operating income increased 9.9% to €1,122 million in 2001 due to several factors, including good performance in France, new international contracts and restructuring activities within Vivendi Water Systems. EBIT was €1,090 million.

Operating income from Waste Management remained stable at €394 million in 2001. New contracts, improved profitability in the U.K. and recently acquired businesses offset the impact of the fall in the price of paper and the low level of business in the United States and Mexico. EBIT totaled €391 million.

Operating income from Energy Services rose 17.1% to €224 million due to new contracts awarded outside of France and improved margins in the traditional activities of Dalkia France. EBIT totaled €221 million.

Including a one-time indemnity for the loss of the South Central contract in the U.K., operating income from Transportation increased 6.5% to €112 million in 2001. EBIT also amounted to €112 million.

The favorable economic conditions in Spain helped FCC increase its contribution to operating income by 11.2% to €231 million in 2001. EBIT was €230 million.

EBITDA increased 15.7% from €3,250 million for 2000 to €3,760 million for 2001.

Reduced financial charges

Financial charges decreased from €891.8 million in 2000 (constant method, see appendix) to €798 million in 2001. The cost of financing was reduced from €875 million to €764 million. The improvement is due to both a decrease in the average amount of debt outstanding and lower interest rates in 2001. The average cost of debt was 4.85% in 2001 compared with 5.10% in 2000.

EXTRAORDINARY GOODWILL WRITE-OFF OF €2.6 BILLION

Vivendi Environnement has reduced the book value of its Water division assets in the United States to be consistent with their market value and future cash flows, by recording an extraordinary goodwill write-off of €2,611 million. The impact on the net worth of the group is limited, as more than €2 billion of the goodwill recorded during the acquisition of US Filter in 1999 had already been allocated against shareholders' equity at the time of the IPO. The shareholders equity, including minority interests remains stable at €8.2 billion. This adjusment will result in the convergence of the accounts under French and U.S. accounting standards in advance.

RECURRING NET INCOME UP 23%

Taking into account the extraordinary goodwill write-off and other non-recurring items, the company recorded a consolidated net loss of €2,252 million.

Excluding non-recurring items, consolidated net income amounted to €420 million in 2001, up 23% from €342 million in 2000 [(1)]. Based on the average number of outstanding shares in 2001, recurring net income per share was €1.20 compared with €1.24 in 2000.

STRONG IMPROVEMENT IN CASH FLOW

- **SIGNIFICANT INCREASE IN OPERATING CASH FLOW**

Operating cash flow rose from €1,638 million in 2000 to €2,892 million in 2001. Cash flow from operations, which excludes the impact of the net variation in working capital requirements, was €2,455 million in 2001, a 17% increase compared with 2000.

- **REFINANCING COMPLETED**

Vivendi Environnement refinanced its debt in 2001. The confirmation of its rating and the favorable reaction of the financial markets allowed the company to diversify its financing sources and extend the average length of its debt to nearly four years. Net debt amounted to €14.3 billion at December 31, 2001, following the disposal of receivables.

- **INVESTMENTS: MORE THAN €2.5 BILLION INVESTED IN GROWTH**

Investments, net of income from disposals, amounted to €3,492 million. Renewal investments increased slightly in 2001 to €1,382 million, largely covered by cash flow from operations. Investments for growth rose 21% to €2,566 million, reflecting the impact of new projects. Asset disposals amounted to €598 million, including €300 million from sales of non-core assets.

A dividend payment of €0.55 per share will be proposed at the Shareholders Meeting of April 25, 2002.

OUTLOOK

The development of the industrial and municipal outsourcing markets, along with Vivendi Environnement's market leadership, result in an expected growth target of 35–40% for revenue over the period 2000–2004, excluding non-core operations.

Over this period, in view of the expected operating improvement for each division and the productivity improvements already underway, Vivendi Environnement expects an increase in operating income at least equivalent to that in revenue.

The solid recurring cash flows that are the result of long-term contracts, reinforced by the active management of the asset portfolio and the optimization of capital employed, provide excellent visibility for Vivendi Environnement.

[(1)] The recurring net income corresponds to operating income less net financial expense, notional taxes, companies account for by the equity method, recurring straight line goodwill amortization and minority interests.

APPENDIX: CHANGES IN ACCOUNTING METHODS AND PRESENTATION

Change from presentation of the income statement by category of expense to presentation by function

With the goal of bringing its accounting methods into line with international practices, and in compliance with regulation 99-02 of the French Conseil National de la Comptabiité (CNC), Vivendi Environnement has opted to present its income statement by function.

2000 revenue has been restated to exclude capitalized production and to include operating subsidies. Revenue therefore now represents only services invoiced to third parties.

Operating contribution is measured by EBIT. EBIT corresponds to "adjusted operating income" (a new measure of operating result that will replace operating income beginning in 2002) before goodwill amortization and restructuring costs and includes certain elements previously classified under non-recurring income or expense.

The definition of the net financial result has been modified to exclude amortization of assets under concession, which is reclassified under operating items, and financing revenue, which is reclassified under revenue. It now includes amortization of issuance expenses relating to bond issues. The net impact on the 2000 result is a reduction of €8.3 million.

The table below presents revenue, EBIT and operating income:

In millions of euros	2001	2000 (at constant method)	2000
Revenue	29,127	26,263	26,394
EBIT	2,013	1,650	N/A
Operating income	2,053	1,910	1,910

Definition of EBITDA

In order to make EBITDA closer to operating cash flow, the provisions for losses and charges excluding restructuring costs, along with short-term variations in provisions, are subtracted from the EBITDA calculation. EBITDA for 2000 calculated according to this method comes to €3,250 million compared to EBITDA under the prior calculation method of €3,551 million.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

(in millions of euros)	2001	2000 (at constant method)
Revenue	29,126.6	26,262.5
Operating income	2,052.8	1,909.6
EBIT(*)	**2,013.0**	**1,650.0**
Goodwill amortization (recurring and non-recurring)	-2,910.1	-306.4
Restructuring costs	-49.3	-54.3
Adjusted Operating income (**)	**-946.4**	**1,289.3**
Net financial expense	-798.0	-891.8
Other income and expense	38.9	777.3
Income taxes and deferred tax	-462.3	-459.2
Net income before equity and minority interests	-2,167.8	715.6
Share in net earnings of companies accounted for by the equity method	47.8	60.6
Minority interests	-131.2	-161.4
Net income (loss)	**-2,251.2**	**614.8**
Net earnings per share (€)	-6.6	2.2
Recurring net income	**420.0**	**342.0**
Recurring net income per share (€)	**1.20**	**1.24**
Number of shares (in millions)	346,174	346,174

(*) see Appendix - Changes in accounting methods and presentation

(**) "Adjusted Operating Income" is a new operating income measure based on the new accounting presentation. In the future, it will be referred to as "operating income," the previous definition of which will no longer be used.

BALANCE SHEET - ASSETS

(in millions of euros)

	2001	2000
Intangible assets apart from goodwill	4,477.0	4,223.4
Goodwill	6,795.8	7,056.5
Tangible assets	14,191.3	12,382.8
Financial assets	1,936.6	1,699.5
TOTAL FIXED ASSETS	**27,400.7**	**25,362.2**
Total current assets	17,008.6	14,460.8
TOTAL ASSETS	**44,409.2**	**39,823.0**

(in millions d'euros)

	2001	2000
Shareholders'equity (after income for the year)	5,740.0	6,208.3
Minority interests	2,531.1	2,031.1
Subsidies and deferred income	1,483.1	1,270.6
Provisions	3,195.7	3,085.4
Total long-term debt	13,134.0	11,468.7
Other long-term liabilities	496.5	660.9
LONG-TERM CAPITAL	**26,580.5**	**24,725.0**
Accounts payable	12,939.3	10,854.4
Short-term debt	4 889,5	4,243.6
Total current liabilities	17,828.8	15,098.0
TOTAL SHAREHOLDERS'EQUITY AND LIABILITIES	**44,409.2**	**39,823.0**

Consolidated Cash Flow Statement

(in millions of euros)	2001.12.31	2000.12.31 (at constant method)
Cash flow from operations	2,455	2,100
Change in working capital requirement	437	(315)
Net change from operating activities	**2,892**	**1,785**
Capital expenditures	(2,879)	(2,586)
Financial investments	(1,315)	(697)
Disposals	598	1,350
Change in financial receivables	80	293
Others	124	(43)
Net change from investment activities	**(3,392)**	**(1,683)**
Change in debt	1,265	(2,566)
Increase in capital	411	2,728
Dividends	(299)	(47)
Other	(138)	(44)
Net change from financing activities	**1,239**	**71**
Cash and cash equivalents at beginning of year	**1,528**	**1,390**
Impact of currency exchange and other	(177)	(34)
Cash and cash equivalents at end of year	**2,090**	**1, 528**

Vivendi Environnement Chief Executive Officer Henri Proglio and Senior Executive Vice President and Senior Executive Vice President Jerome Contamine will a host a conference call on Tuesday, March 5 at 4:00 pm Paris time. This call may be accessed via the following:

- *From France: 00 800 22 88 35 32*
- *From the United Kingdom: 0 800 279 2280*
- *From the United States: 1 800 218 0713*

Vivendi Environnement (Paris Bourse: VIE and NYSE: VE), comprised of Vivendi Water (worldwide water products and services), Onyx (solid waste and industrial services), Dalkia (energy services), Connex (transportation) and FCC (Spanish company engaged in environmental and construction related industries), is the largest environmental services company in the world.

Additional information can be found on the Vivendi Environnement investor relations web site at www.vivendienvironnement-finance.com *.*

Important Legal Disclaimer

Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Vivendi Environnement's profits, the risk that governmental authorities could terminate or modify some of Vivendi Environnement's contracts, the risk that Vivendi Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Vivendi Environnement's financial results and the price of its shares, the risk that Vivendi Environnement may incur environmental liability in connection with its past, present and future operations, and the risks related to Vivendi Environnement's relationship with Vivendi Universal, as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.

Contact for analysts and institutional investors : Nathalie Pinon : +33 1 71 75 01 67
US investor contact: Brian Sullivan+(1) 401-737-4100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 5, 2002

VIVENDI ENVIRONNEMENT

By: ____________________
Name: Jerôme Contamine
Title: Chief Financial Officer